

SEC 17006014

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2017
Washington DC
413

SEC FILE NUMBER
8- 28733

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AIG Capital Services INC

OFFICIAL USE ONLY
13158
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center 3200 Plaza 5
(No. and Street)

Jersey City	NJ	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK CURRAN 201-324-6404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANK CURRAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIG CAPITAL SERVICES, INC., as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARISSA J. TAFONE
Notary Public, State of New Jersey
No. 50018291
Qualified in Hudson County
Commission Expires June 24, 2020

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AIG CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To Management of SunAmerica Asset Management, LLC and AIG Capital Services, Inc.:

In our opinion, the accompanying Statement of Financial Condition presents fairly, in all material respects, the financial position of AIG Capital Services, Inc. (the "Company") at December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The Statement of Financial Condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Statement of Financial Condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Financial Condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Financial Condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall Statement of Financial Condition presentation. We believe that our audit of the Statement of Financial Condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2017

AIG CAPITAL SERVICES, INC.

(An indirectly wholly owned subsidiary of American International Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$ 39,868,227
Distribution and service fees receivable	6,868,524
Deferred expenses	44,616,438
Intercompany income taxes receivable	2,860,652
Deferred income tax asset	6,688,000
Other assets	763,112
Total assets	$ 101,664,953

LIABILITIES AND SHAREHOLDER'S EQUITY

Accrued commissions payable	$ 4,618,575
Payable to affiliated companies	1,849,239
Deferred income tax liability	13,727,323
Other liabilities	18,366
Total liabilities	20,213,503
Commitments and Contingencies (See Note 1)	
Shareholder's equity:	
Common stock, no par value; 200 shares authorized; 50 shares issued and outstanding, at stated value of $500 per share	25,000
Additional paid-in capital	196,248,095
Accumulated deficit	(114,821,645)
Total shareholder's equity	81,451,450
Total liabilities and shareholder's equity	$ 101,664,953

The accompanying notes are an integral part of this financial statement.

AIG CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

AIG Capital Services, Inc. (the "Company") is a direct subsidiary of SunAmerica Asset Management, LLC (the "Parent"). The Parent is a direct subsidiary of American General Life Insurance Company ("AGL"), which is a direct subsidiary of AGC Life Insurance Company ("AGC"). AGC is a direct subsidiary of AIG Life Holdings, Inc. ("AIGLH") (formerly known as "SunAmerica Financial Group, Inc.") which is a direct subsidiary of SAFG Retirement Services, Inc. ("SAFGRS") (formerly known as "AIG Retirement Services, Inc."). SAFGRS is a direct subsidiary of American Intemational Group Inc. ("AIG").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority and conducts business as a distributor and underwriter of mutual funds, variable life insurance policies and variable annuity contracts. The Company provides mutual fund distribution services for its related retail mutual fund product line and records related distribution revenues and expenses. The Company's affiliates are providers of variable life insurance policies and variable annuity contracts and as such these affiliates record related revenues and expenses on the insurance product offerings.

Cash and cash equivalents

For purposes of the Statements of Financial Condition and Cash Flows, the Company primarily holds its cash and cash equivalents in one cash bank account and one money market fund account. The balances at December 31, 2016 are approximately $18 million and $22 million respectively.

Fair value of financial instruments

Fair Value Measurements, ASC 820, "Fair Value Measurements and Disclosures," establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Financial Accounting Standards Board accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standards also establish a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels:

- Level 1—Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

- Level 2—Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other observable inputs directly or indirectly related to the asset or liability being measured.

- Level 3—Valuation inputs are unobservable and significant to the fair value measurement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

The Company's money market fund investments, which are included in cash and cash equivalents on the Statement of Financial Condition, of approximately $22 million are classified within Level 1 of the hierarchy in accordance with ASC 820 as they are valued using published net asset values. The Company does not have any investments that are classified as Level 2 or Level 3.

Income taxes

The Company operates as an integral part of the operations of its Parent. It files a consolidated federal and various combined state and local income tax returns with AIG and separate tax returns with certain other states and localities. The federal income tax provision or benefit is computed on a benefit for loss basis. Under this method, the Company records income taxes on a separate return basis except that when determining the realizability of deferred income tax assets, it benefits those assets that are realizable when considered in the context of the consolidated operations of itself and the Parent or are utilized currently by other members of the consolidated group. The Company calculates their current and deferred state income taxes using the actual apportionment and statutory rates for states in which they are required to file on a separate basis. In states that have a unitary regime, AIG accrues and pays the taxes owed and does not allocate the provision or cash settle the expense with the members of the unitary group. Unlike for federal income tax purposes, AIG does not have state tax sharing agreements. AIG has determined that because the unitary tax expense will never be borne by the subsidiaries, the state tax unitary liability is not included in this separate company financial result.

Deferred income taxes are determined under the asset and liability method and are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates expected to apply to taxable income in the periods in which the deferred income tax liability or asset is expected to be settled or realized. The effect of tax rate changes on deferred income taxes is recognized in the income tax provision in the period that includes the enactment date. The Company provides a valuation allowance against deferred income tax assets ("DTAs") when it is more likely than not that such DTAs will not be realized as described above.

The Company recognizes tax benefits from uncertain tax positions only when tax positions meet the minimum probability threshold as defined by ASC 740, "Income Taxes," which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. The Company's continuing practice is to recognize interest and penalties related to income tax matters as a component of the income tax provision.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Deferred expenses

The Company defers sales commissions related to the sale of mutual funds (the "Funds") which have both a 12b-1 distribution plan and a contingent deferred sales charge (CDSC) feature. These costs are amortized on a straight-line basis, adjusted for redemptions, over a period ranging from one year to six years (CDSC period), subject to periodic reviews of the realizability through projected future cash flows. Details of the current period deferred expense activity follow below:

Beginning balance at January 1, 2016	$ 41,717,248
Add: Deferred expenses January 1, 2016 through December 31, 2016	28,482,582
Less: Amortization January 1, 2016 through December 31, 2016	(25,583,392)
Ending balance at December 31, 2016	$ 44,616,438

Ending balance at December 31, 2016 includes accumulated amortization of $44,659,757.

Distribution and service fees

12b-1 fees consist of distribution fees and service fees paid by the Funds to the Company as the distributor of the Funds' shares. These fees are accrued monthly and are computed based on the average net assets of the Funds under management.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications (commitments and contingencies)

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern

In August 2014, the FASB issued an accounting standard that requires management to evaluate and disclose if there are conditions or events that raise substantial doubt about an entity's ability to continue as a going concern even if the entity's liquidation is not imminent. In those situations, financial statements should continue to be prepared under the going concern basis of accounting, but this new standard requires an evaluation to determine whether to disclose information about the relevant conditions and events.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Currently under U.S. GAAP there is no guidance about management's responsibility under this standard. U.S. auditing standards and federal securities law require that an auditor evaluate whether there is substantial doubt about an entity's ability to continue as a going concern for a reasonable period of time not to exceed one year beyond the date of the financial statement being audited.

The Company adopted the standard on its required effective date of December 31, 2016. The adoption of this standard did not have an effect on the Company's financial condition.

FUTURE APPLICATION OF ACCOUNTING STANDARDS

Revenue Recognition

In May 2014, the FASB issued an accounting standard that supersedes most existing revenue recognition guidance. The standard excludes from its scope the accounting for insurance contracts, leases, financial instruments, and certain other agreements that are governed under other GAAP guidance, but could affect the revenue recognition for certain of our other activities.

The standard is effective for interim and annual reporting periods beginning after December 15, 2017 and may be applied retrospectively or through a cumulative effect adjustment to retained earnings at the date of adoption. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company plans to adopt the standard on its required effective date of January 1, 2018 and does not expect the adoption of the standard to have a material effect on its financial condition.

Leases

In February 2016, the FASB issued an accounting standard that will require lessees with lease terms of more than 12 months to recognize a right of use asset and a corresponding lease liability on their balance sheets. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating leases or finance leases.

The standard is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted using a modified retrospective approach. The Company is assessing the impact of the standard on its financial condition.

NOTE 2 - RELATED PARTIES

The following is a summary of the significant transactions with affiliated companies as of December 31, 2016 and for the year then ended. As indicated below, the Company had significant transactions with related parties, the terms of which may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity. The Company is a principal distributor of various mutual funds and annuities managed by the Parent.

The Company has a policy whereby certain sales and marketing expenses incurred by the Parent on the Company's behalf are reimbursed by the Company. These amounts totaled $24.5 million for 2016, of which, $13.9 million have been included in deferred expenses on the Statement of Financial Condition.

Approximately $3.7 million has been earned by affiliates during the year ended December 31, 2016 for commissions and other sales and marketing costs in connection with the distribution of mutual fund shares.

As of December 31, 2016, the Company had a $1.8 million payable to affiliates recorded on the Statement of Financial Condition. The payable balance was related primarily to sales and marketing expenses paid on behalf of the Company and due to the Parent.

The Company acts as distributor of variable subaccounts offered within AGL's variable annuity and variable universal life products. All related broker-dealer sales commission expenses and account maintenance commission expenses incurred on the distribution of these products are maintained by AGL.

The Company participates in a consolidated federal income tax return with AIG and is subject to a tax sharing agreement. Pursuant to that agreement, the Company expects to receive payment for a portion of its net operating losses after the filing of the 2016 federal consolidated return in 2017.

The Company benefits from services provided by employees of AGL. AGL's employees participate in various AIG-sponsored defined benefit pension and postretirement plans. AIG, as sponsor, is ultimately responsible for the maintenance of these plans in compliance with applicable laws. The Company is not directly liable for obligations under these plans; its obligation results from AIG's allocation of its share of expenses from the plans based on participants' earnings for the pension plans and on estimated claims less contributions from participants for the postretirement plans. On August 27, 2015, AIG amended the defined benefit pension plans, to freeze benefit accruals effective January 1, 2016.

NOTE 2 - RELATED PARTIES (CONT'D)

Consequently, these plans were closed to new participants and current participants ceased earning additional benefits as of December 31, 2015. However, interest credits continue to accrue on the existing cash balance accounts and participants are continuing to accrue years of service for purposes of vesting and early retirement eligibility and subsidies as they continue to be employed by AIG and its subsidiaries.

AIG is subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve") as a systemically important financial institution ("SIFI") pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act. AIG is subject to regulation by the Federal Reserve as a savings and loan holding company.

On January 26, 2016, AIG announced several actions designed to create a leaner, more profitable and focused insurer. In the fourth quarter of 2016, AIG finalized its plan to reorganize AIG's operating model into "modular", more self-contained business units to enhance transparency and accountability. Additionally, AIG introduced a Legacy Portfolio that aims to maximize shareholder value and release capital of certain run-off non-strategic assets and insurance lines and highlight progress on improving the ROE of its Operating Portfolio.

AIG believes that these actions will allow it to enhance efficiency and profitability and focus on AIG's 2017 priorities by leveraging its key strengths, as AIG strives to be its clients' most valued insurer. AIG's Operating Portfolio includes its Commercial Insurance and Consumer Insurance businesses, as well as Other Operations. AIG also has a Legacy Portfolio, consisting of its run-off insurance lines and run-off legacy assets. Accordingly, AIG modified the presentation of its segment results to reflect AIG's new operating structure and prior periods' presentation has been revised to conform to the new structure.

Additional information on AIG is publicly available in its regulatory filings with the U.S. Securities and Exchange Commission ("SEC"). Information regarding AIG as described in these footnotes is qualified by regulatory filings AIG files from time to time with the SEC.

NOTE 3 - INCOME TAXES

The deferred income tax liability of approximately $13.7 million is due to tax differences related to amortization of deferred expenses, and the deferred tax assets are primarily related to net operating loss carryforwards.

The Company has deferred income tax assets of approximately $6.7 million related to federal net operating loss carryovers. These carryforwards begin to expire in 2028. These deferred income tax assets are considered more likely than not realizable based on the reversal of the deferred tax liability and the historical and projected earnings of the Parent. Pursuant to the tax sharing agreement, the Company receives benefit for its net operating losses utilized in the AIG consolidated federal tax return.

NOTE 3 - INCOME TAXES (CONT'D)

In addition, the Company has deferred income taxes of approximately $5.8 million related to state net operating loss carryforwards. Such carryforwards begin to expire in 2016. The Company has concluded that it is more likely than not that deferred income tax assets related to the state net operating loss carryforwards will not be realized. Accordingly, as of December 31, 2016, the Company has a valuation allowance of $3.4 million on the related deferred income tax assets. This represents a valuation allowance increase of $0.2 million from prior year.

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Based on this standard, the Company has concluded it has no positions for which a reserve for unrecognized tax benefits should be established.

The Company is currently under Internal Revenue Service examination for the taxable years 2007 to 2010. Although the final outcome of possible issues raised in any future examination is uncertain, the Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the consolidated financial statements. The Company's taxable years 2003 to 2016 remain subject to examination by major tax jurisdictions.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of $25,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2016, the Company had net capital, as defined, of $37,465,697 which exceeded its requirement of $432,412 by $37,033,285. The Company's ratio of aggregate indebtedness to net capital at December 31, 2016 was 0.17:1.

NOTE 5 – SUBSEQUENT EVENTS

Management of the Company has performed an evaluation of subsequent events through February 24, 2017, which is the date the financial statements were available to be issued. No subsequent events were noted in management's evaluation which would require disclosure.

AIG CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016



Report of Independent Registered Public Accounting Firm

To Management of SunAmerica Asset Management, LLC and AIG Capital Services, Inc.:

We have reviewed AIG Capital Services Inc.'s assertions included in the accompanying AIG Capital Services, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period of January 1, 2016 to December 31, 2016, without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period January 1, 2016 to December 31, 2016.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 24, 2017

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us



AIG Capital Services, Inc.
Harborside Financial Center
3200 Plaza 5
Jersey City, NJ 07311

AIG Capital Services, Inc.'s Exemption Report

AIG Capital Services, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the period January 1, 2016 to December 31, 2016.

AIG Capital Services, Inc.

I, Frank Curran, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:  ____________________

Title: Chief Financial Officer

February 24, 2017